Axonic Funds

520 Madison Avenue, 42nd Floor

New York, New York 10022

October 23, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Axonic Funds (333-234244) Registration Statement on Form N-1A

Ladies and Gentlemen:

Reference is made to the initial Registration Statement on Form N-1A (File No. 333-234244) filed with the Securities and Exchange Commission by Axonic Funds (“Registrant”) on October 17, 2019.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Securities Act”), Registrant hereby files the delaying amendment, prescribed by Rule 473(a) of the Securities Act, with respect to such initial Registration Statement on Form N-1A (File 333-234244).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of New York and the state of New York, on the 23rd day of October 2019.

Sincerely,

/s/ Clayton DeGiacinto
Clayton DeGiacinto, President and Initial Trustee